------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:    April 30, 1997
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

          Houston       W.         Tennent
     ------------------------------------
         (Last)      (First)     (Middle)

               2821 Hillcrest Avenue
     ------------------------------------
                    (Street)

          Augusta    Georgia        30903
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     March 1997
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     President & Chief Executive Officer

     ------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock          3/27/97        J<F1>    V     2,146.80      A        $21.056    16,881.6200      I<F2>          By ESOP
---------------------------------------------------------------------------------------------------------------------------------
Common Stock(DRIP)    3/31/97<F3>    J        V       19.904     A        $19.5938  173,429.0501      D              --
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

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
<F1> Allocation of shares on 3/27/97 under the Merry Land & Investment Company, Inc. Employee Stock Ownership Plan under Rule
     16b-3(c) in an allocation of shares purchased by the ESOP, as of 12/30/96 at a price of $21.056 per share.
<F2> Does not include 116,452.86 unallocated shares held by the ESOP. The reporting person serves as the sole trustee of the
     ESOP. The reporting person disclaims beneficial ownership of the shares held in the ESOP except to the extent of his pecuniary interest therein.
<F3> These shares were acquired under the Merry Land & Investment Company, Inc.'s Dividend Reinvestment and Investment Plan.

Reminder: Report on a separate line for each class of securities        Page 1
          beneficially owned directly or indirectly.                  SEC 1474
          (Print or Type Responses)                                     (3/91)













               /s/
    -------------------------------              April 10, 1997
         W. Tennent Houston                              Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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                                                                    SEC 1474
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